Exhibit 1
FOR IMMEDIATE RELEASE
March 14, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Notice of Issuance of Stock Options in the Form of New Share Subscription Rights
Notice is hereby given that at the meeting of the Board of Directors of Nissin Co., Ltd. (the “Company”), held on March 14, 2006, it was resolved that the Company would issue new share subscription rights as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code and a resolution of the Regular General Meeting of the Shareholders for the 46th Business Period held on June 22, 2005 as described below.
1.	Date of issuance of the new share subscription rights March 23, 2006

2.	Total number of new share subscription rights to be issued
The total number of new share subscription rights to be issued is 4,800 and the number of shares subject to the new share subscription rights (hereinafter referred to as “granted number of shares”) is 200 shares per each right.

3.	Issue price of the new share subscription rights To be issued at no charge.

4.	Class and number of shares subject to the new share subscription rights
The class of shares subject to the new share subscription rights is the common stock and the number of shares is 960,000 shares.
In case of a stock split or a reverse stock split by the Company, the number of shares subject to the new share subscription rights will be adjusted according to the following formula. However, such adjustment will be made only to the number of shares in respect of which said new subscription rights have not been exercised by persons who were granted the new share subscription rights (“Grantee”) as of the day of the stock split/reverse stock split, among all the new share subscription rights. The resulting fractions of shares below one (1) share shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × (Stock split/reverse stock split ratio)

Furthermore, the Company will adjust the number of shares subject to the new share subscription rights, as it considers necessary, in the following cases: (1) when the new share subscription rights are assumed by a third party as a result of a merger with another corporation; (2) if there is a spin-off, or (3) when the new share subscription rights are succeeded to as a result of a stock swap or a stock transfer as a result of the Company becoming a 100% subsidiary of another company. In any such case, the number of shares will be split to adjust accordingly.

5.	Amount to be paid in upon exercising the new share subscription rights

(1)	Amount for each new share subscription right:	¥52,400
	Paid-in Amount per share (Exercise Price):	¥262
The Exercise Price is the amount equivalent to the average amount of the closing share price for a share of common stock of the Company on the Tokyo Stock Exchange on all the trading days (excluding those days on which no transactions took place) in February 2006 multiplied by 1.10, and the resulting fractions below one (1) yen shall be rounded up.

(2)	When the Company conducts a stock split/reverse stock split, the exercise price shall be adjusted by applying the following formula, and any resulting fractions below one (1) yen shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × 1/(Stock split/reverse stock split ratio)

If the Company issues new shares (exclusive of stock issuance as a result of exercising new share subscription rights, or converting convertible corporate bonds) or disposes of its shares of treasury stock at a price lower than the current market price after the issuance of the new share subscription rights, the exercise price shall be adjusted by applying the following formula, and the resulting fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × [Number of shares issued + (Number of shares newly issued × Issue price per share /Current market price per share)] / (Number of shares issued + Number of shares newly issued)

In the above formula, “Current market price per share” shall mean the closing share price of the Company’s common stock on the Tokyo Stock Exchange on the day immediately preceding the day on which the exercise price after adjustment becomes applicable. “Number of shares issued” shall mean the total number of shares issued on the day of allocating newly issued shares, in case of the issuance of new shares. However, it shall represent the total number of shares issued on the day immediately preceding the day on which the exercise price after adjustment becomes applicable after deducting the total number of shares to be disposed, in case of the disposal of shares of the Company’s treasury stock. In case of the disposal of shares of the Company’s treasury stock, “Number of shares newly issued” shall be read as “Number of shares of treasury stock disposed” and “Exercise price per share” read as “Disposal price per share.”

(3)	The Company shall adjust the exercise price, as it considers necessary, in the following cases: if the new share subscription rights are assumed by a third party as a result of a merger with another corporation, when there is a spin-off, or when the new share subscription rights are assumed by a third party as a result of a stock swap or a stock transfer due to the Company becoming a 100% subsidiary of another company.
6.	Aggregate issue price of share to be issued upon exercise of the new share subscription rights ¥251,520,000.

7.	Amount of the issue price of shares issued upon exercise of the new share subscription rights to be transferred to capital ¥131 per share

The amount capitalized out of the issue price is the product of the exercise price (the exercise price after adjustments in the event the price is adjusted) multiplied by 0.5, and the resulting fractions below one (1) yen shall be rounded up.

8.	Exercisable period of the new share subscription rights The exercisable period shall be from April 1, 2006, through March 31, 2009.

9.	Terms and conditions of the exercise of new share subscription rights
(1)	A Grantee must be in one of the following positions at the time of the exercise of the new share subscription rights:
i)	A Director, Statutory Auditor, Adviser, full-time consultant (shokutaku), or certain employee of the Company, its subsidiaries and equity method affiliates (hereinafter collectively referred to as the “NIS Group”) (including an employee of the NIS Group on loan to another company and an employee of another company on loan to the NIS Group);

ii)	If grantees are Directors, Statutory Auditors, or certain employees of the alliance partners of the Company and are authorized by the Board of Directors of the Company, the Directors, the Statutory Auditors, or the certain employees of those alliance partners; and

iii)	The alliance partners of the Company who are authorized by the Board of Directors of the Company abide by the Contract on Granting New Share Subscription Rights set forth in paragraph 9 (7).
(2)	Notwithstanding the preceding paragraph (1), if a Grantee forfeits any position mentioned in the paragraph (1) above, due to any of the following reasons, such Grantee may exercise his/her new share subscription rights, provided that such Grantee is allowed to exercise his/her new share subscription rights only for a period of ninety (90) days from the date of resignation or retirement from any post of the Company if Item (i) below applies.
i)	If a Grantee retires as Director of the Company or any of its subsidiaries upon expiry of the term of office, or leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the Working Regulations, or forfeits his/her position as an Adviser, a full-time consultant (shokutaku) or an employee on loan due to the expiry of an Advisory Contract, a full-time consultant (shokutaku) or the Transfer on Loan Contract, as the case may be; and

ii)	If a Grantee is elected as Director, Statutory Auditor or hired as an employee of any enterprise with which the Company has a capital or business relationship and the Board of Directors of the Company authorizes such Grantee to exercise new share subscription rights.
(3)	No heir to a Grantee may exercise the new share subscription rights.

(4)	No new share subscription right can be pledged or otherwise disposed of.

(5)	If any Grantee violates any law or ordinance or any internal rules of the Company, such Grantee shall not be able to exercise the new share subscription rights.

(6)	A Grantee may exercise all or any part of the new share subscription rights granted in a single procedure; however, no exercise of any fraction of one (1) new share subscription right is allowed.

(7)	Any other terms and conditions for the exercise of new share subscription rights shall be governed by the Contract of Granting New Share Subscription Rights to be entered into between the Company and each Grantee.
10.	Causes and conditions for cancellation of the new share subscription rights
(1)	In case a merger agreement is approved pursuant to which the Company will cease to exist, or if a proposal for a stock swap contract to the effect that the Company would become a fully owned company of another corporation or a proposal for a stock transfer is approved by a General Meeting of Shareholders, then the Company may cancel all of the new share subscription rights held by the persons entitled to new share subscription rights without charge.

(2)	The Company may, by resolution of the Board of Directors, cancel all the new share subscription rights held by a person entitled to new share subscription rights without charge if such Grantee ceases to be qualified to exercise his/her new share subscription rights before the exercise thereof, due to any of the reasons set forth in paragraph 9 (1), (2) or (5) above.

11.	Restriction on a transfer of new share subscription rights Any transfer of new share subscription rights shall require a resolution of the Board of Directors.

12.	Issuance of certificates representing new share subscription rights The Company shall issue certificates representing new share subscription rights only upon request from Grantee.

13.	Persons who will receive grants of the new share subscription rights
The Company shall grant the new share subscription rights to the following 28 persons: Directors, Statutory Auditors, Advisers, full-time consultants (shokutaku), and certain employees of the NIS Group (including employees of the NIS Group on loan to other companies and employees of other companies on loan to the NIS Group); and the alliance partners of the Company, Directors, Statutory Auditors, or certain employees of the Company who are authorized by the Board of Directors of the Company.
(Reference)

1.	Date of the Board of Directors’ resolution for inclusion of the resolution in the agenda for the General Meeting of Shareholders:	May 30, 2005
2.	Date of resolution of the 45th Regular General Meeting of Shareholders:	June 22, 2005